January 19, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Solutions Group, Inc.

Form 10-12G/A

Filed December 22, 2021

File No. 000-56335

To the men and women of the SEC:

On behalf of Perfect Solutions Group, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 7, 2022 addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on December 22, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Amendment No. 4 to Registration Statement on Form 10-12G filed December 22, 2021

General

1. We partially reissue comment 1. Please disclose the reasons for the merger in light of the plan to separate immediately after merging. In this regard, the entities were all under common control and therefore it is unclear as to the business reason for this transaction, other than the acquisition of the quotation of All-Q-Tell on the OTC Pink Market or the acquisition of a shareholder base. Please revise to clearly disclose the reasons for this transaction. Please also disclose the number of shareholders of All-Q-Tell who became shareholders of the company as a result of the merger.

Company Response:

Pursuant to oral discussion with Staff at the Commission on January 12, 2022, we have inserted the following information in our Form 10 registration statement.

Summary of Reasons for the Merger and Separation

This paragraph supplements the explanation given for the merger and separation on Page 3 of the Form 10 under the caption (a) Business Development. We have further disclosed in the Form 10 on Page 3 under the caption Additional Information relating to Predecessor that the reasons for the merger and immediate separation of ALLQ was decided upon by Mr. Moody, sole director of each constituent company to be in the best interests of the companies and ALLQ shareholders. Mr. Moody rationalized that the most expeditious way to provide shareholders current and publicly available information pursuant to amended Rule 15c2-11 effective 9/28/21 was to complete a holding company reorganization with PSGI and immediately separate. The immediate separation of ALLQ from PSGI after completion of the merger disassociated the former ALLQ officers/directors from PSGI including ALLQ’s former and abandoned business plan. The Reorganization resulted in the former shareholders of ALLQ holding an equivalent economic stake in PSGI as they held in ALLQ prior to the merger. PSGI began a quoted market in its common stock on November 19, 2021 in the OTC Expert Market when FINRA issued and released the ticker symbol PSGI into the marketplace for Perfect Solutions Group, Inc. PSGI’S goal now is to exit the OTC Expert Market as an SEC reporting company and begin trading in OTC Pink Current under its own and newly issued CUSIP Number 71373M101 obtained from Global Services on September 17, 2021 . The former shareholders of ALLQ now have the opportunity to benefit under our business plan and a target operating company will have the opportunity to grow organically from our built in shareholder base.

We have disclosed in the Form 10 under the caption (a) Business Development on Page 3 the following:

Amount and type of shares issued and the number and type of shareholders

At the Effective Time of Reorganization, there were 573,271,545 common shares and 10,000 shares of Preferred Series Z shares issued and outstanding. There were 117 record shareholders at the Effective Time. We nor the transfer agent are in possession of information regarding common shareholders to draw a conclusion if a former ALLQ common shareholder was accredited or not. Series Z preferred shares were issued to CRS Consulting, LLC, an entity equitably controlled by Paul Moody, Jeffrey DeNunzio and Thomas DeNunzio.

Item 10. Recent Sales of Unregistered Securities, page 13

2. We reissue comment 3. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction. Please provide support for your basis for characterizing this as a "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by Item 701 of Regulation S-K. In particular, we note that the merger appears to have been to acquire the shareholder base of the predecessor company as well as the quotation on the Over-the-Counter Pink Market, and therefore was not solely a reorganization as you have characterized in this section. In particular, it appears that this merger and the resulting change in the nature of the shareholders’ investment constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13. Lastly, we note the disclaimer language added at the bottom of Item 10 regarding if your belief is incorrect concerning the need to register the transaction. To the extent you believe your reliance upon the analysis provided may be incorrect, please provide clear disclosure throughout the prospectus, each place you talk about the transaction and provide clear disclosures of the risks throughout.

Company Response:

Pursuant to oral discussion with Staff at the Commission on January 12, 2022, we reference our detailed analysis on December 22, 2021 in response to Staff’s comment letter issued on December 13, 2021 that there was no sale of securities and there was no change in the nature of the shareholder’s investment pursuant to the Reorganization under Securities Act Sections Compliance and Disclosure Interpretation 203.02 (Nov. 26, 2008) and Securities Act Rules Compliance and Disclosure Interpretation 203.02 (Jan. 26, 2009) .

We have inserted the following disclaimer language below in the Form 10 under the captions: ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES on Page 13, (a) BUSINESS DEVELOPMENT on Page 3 and ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE on Page 12.

“However, if the Company’s belief is later determined to be incorrect, whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those potential consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.”

Date: January 19, 2022

/s/ Paul Moody

Paul Moody

Chief Executive Officer